EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)	Six
	Months
	Ending	Fiscal Years
	Mar. 28,
	2009	2008	2007	2006	2005	2004
Earnings:
Income (loss) from continuing operations
before income taxes and minority interest	$(318)	$154	$410	$(268)	$441	$456
Add: Fixed charges	166	272	278	325	277	315
Add: Amortization of capitalized interest	2	4	3	3	2	2
Less: Capitalized interest	(1)	(3)	(2)	(8)	(6)	(3)
Total adjusted earnings	(151)	427	689	52	714	770

Fixed Charges:
Interest	127	212	228	263	226	269
Capitalized interest	1	3	2	8	6	3
Amortization of debt discount expense	10	3	4	5	6	6
Rentals at computed interest factor (1)	28	54	44	49	39	37
Total fixed charges	$166	$272	$278	$325	$277	$315

Ratio of Earnings to Fixed Charges	-	1.57	2.48	-	2.58	2.44

Insufficient Coverage	$317	$ -	$ -	$273	$ -	$ -

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.